June 2020

STRENGTHEN
SYNALLOY

OUR SOLUTION FOR LONG-SUFFERING
STOCKHOLDERS:

- ✓ A RECONSTITUTED, QUALIFIED BOARD
- ✓ A STRATEGIC PLAN TO UNLOCK VALUE
- ✓ A PROVEN, WELL-ALIGNED INTERIM CEO

VOTE THE <u>WHITE</u> PROXY CARD




DISCLAIMER

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THIS PRESENTATION IS NOT AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY INTERESTS IN ANY FUND, ACCOUNT OR INVESTMENT VEHICLE MANAGED BY PRIVET FUND MANAGEMENT LLC (TOGETHER WITH ITS AFFILIATES, "PRIVET") OR UPG ENTERPRISES LLC (TOGETHER WITH ITS AFFILIATES, "UPG", AND COLLECTIVELY WITH PRIVET, THE "STOCKHOLDER GROUP" OR "WE" OR "US") AND IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF THE STOCKHOLDER GROUP, AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO SYNALLOY CORPORATION ("SYNALLOY" OR THE "COMPANY"). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.

THE STOCKHOLDER GROUP HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM STATEMENTS MADE OR PUBLISHED BY THIRD PARTIES. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. NO WARRANTY IS MADE THAT DATA OR INFORMATION, WHETHER DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC OR FROM ANY THIRD PARTY, ARE ACCURATE. NO AGREEMENT, ARRANGEMENT, COMMITMENT OR UNDERSTANDING EXISTS OR SHALL BE DEEMED TO EXIST BETWEEN OR AMONG THE STOCKHOLDER GROUP AND ANY THIRD PARTY OR PARTIES BY VIRTUE OF FURNISHING THIS PRESENTATION.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. YOU SHOULD BE AWARE THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.

THE STOCKHOLDER GROUP SHALL NOT BE RESPONSIBLE OR HAVE ANY LIABILITY FOR ANY MISINFORMATION CONTAINED IN ANY THIRD PARTY SEC FILING OR THIRD PARTY REPORT RELIED UPON IN GOOD FAITH BY THE STOCKHOLDER GROUP THAT IS INCORPORATED INTO THIS PRESENTATION. THERE IS NO ASSURANCE OR GUARANTEE WITH RESPECT TO THE PRICES AT WHICH ANY SECURITIES OF THE COMPANY WILL TRADE, AND SUCH SECURITIES MAY NOT TRADE AT PRICES THAT MAY BE IMPLIED HEREIN. THE ESTIMATES, PROJECTIONS AND PRO FORMA INFORMATION SET FORTH HEREIN ARE BASED ON ASSUMPTIONS WHICH THE STOCKHOLDER GROUP BELIEVES TO BE REASONABLE, BUT THERE CAN BE NO ASSURANCE OR GUARANTEE THAT ACTUAL RESULTS OR PERFORMANCE OF THE COMPANY WILL NOT DIFFER, AND SUCH DIFFERENCES MAY BE MATERIAL. THIS PRESENTATION DOES NOT RECOMMEND THE PURCHASE OR SALE OF ANY SECURITY.

THE STOCKHOLDER GROUP RESERVES THE RIGHT TO CHANGE ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE. THE STOCKHOLDER GROUP DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN.

ALL REGISTERED OR UNREGISTERED SERVICE MARKS, TRADEMARKS AND TRADE NAMES REFERRED TO IN THIS PRESENTATION ARE THE PROPERTY OF THEIR RESPECTIVE OWNERS, AND THE STOCKHOLDER GROUP'S USE HEREIN DOES NOT IMPLY AN AFFILIATION WITH, OR ENDORSEMENT BY, THE OWNERS OF THESE SERVICE MARKS, TRADEMARKS AND TRADE NAMES.

UNDER NO CIRCUMSTANCES IS THIS PRESENTATION TO BE USED OR CONSIDERED AS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY.

UNLIKE THE INCUMBENT BOARD, PRIVET AND UPG HAVE A PLAN FOR STRENGTHENING SYNALLOY

While the Board did not have anything resembling a plan in its recent presentation, we released a comprehensive roadmap to achieve up to $25 per share in near-term value

Plan Overview

✓ **Prioritize Immediate Strategic Revenue Opportunities**
- Utilize deep experience to drive cross-selling opportunities across metals business units
- Implement new sales tactics in Chemicals Segment to increase volume and utilization

✓ **Pursue Operationally-Focused Gross Profit Enhancements**
- Unlock supply chain savings via coordinated logistics strategy
- Improve inventory management
- Realize plant efficiencies
- Restructure plant-level accounting policies and incentive pay

✓ **Remove Non-Economic and Wasteful SG&A Spending**
- Eliminate non-essential, discretionary spending
- Work to improve and consolidate back office functions
- Reduce bureaucracy and enhance culture of data-driven decision making

Projected Value Creation Stemming From Our Plan


$ in millions
$13.5
$3.2
$19.9
$6.8
$43.4
2019 Reported Adj. EBITDA
Revenue Opportunity
COGS Opportunity
SG&A Opportunity
2019 Pro-Forma Adj. EBITDA

2019 PF Adj. EBITDA	**$43.4 million**
Market Multiple[1]	7.0x
Enterprise Value	$303.8 million
(-) Net Debt	($77.7 million)
Equity Value	$226.1 million
Shares Outstanding	9.1 million
Potential Share Price	**$24.96**

1. Note: 7.0x is the current median market valuation of the Company's closest direct peer group. This group consists of WOR, USAP, ZEUS, IIIN, NWPX, RYI, HWKN, VNTR, TREC, and NGVT

UNLIKE THE INCUMBENT BOARD, OUR SLATE HAS DIVERSE SKILLS AND SUCCESSFUL TRACK RECORDS

We assembled a slate with the experience, expertise and ownership mentality required to deliver the immediate, value-enhancing change that Synalloy needs



ANDEE HARRIS

- ✓ **Sector Expertise** Deep experience advising manufacturers on human capital management and performance optimization initiatives
- ✓ **M&A Experience** Strong background assessing and executing successful transactions
- ✓ **B2B Marketing Skills** Has helped several industrial businesses use data and analytics to boost sales and revenue



CHRIS HUTTER

- ✓ **Sector Expertise** Co-founder of a high-growth, high-margin company that operates 8 businesses across metals, manufacturing and logistics
- ✓ **C-Level Leader** Led UPG through several acquisitions and to $725+ million in revenue in six years
- ✓ **Sizable Stockholder** Representative of UPG, which owns more stock than the entire management team combined



ALDO MAZZAFERRO

- ✓ **Sector Expertise** Widely-respected sell-side analyst who covered the steel and metals industries at premier Wall Street institutions
- ✓ **C-Level Leader** Held the Chief Financial Officer role at Steel Development Company for multiple years
- ✓ **Unique IR Insight** Has advised on public company IR within the sector and offers unique perspective as an analyst



BEN ROSENZWEIG

- ✓ **Sector Expertise** Significant experience investing in the metals and manufacturing sectors and working with management teams to enhance value
- ✓ **Prior Board Service** Track record of successful service on public and private company boards
- ✓ **Sizable Stockholder** Representative of Privet, which owns more stock than the Board & management team combined



JOHN P. SCHAUERMAN

- ✓ **Sector Expertise** Robust knowledge of the manufacturing and industrials sectors based on tenure at a listed construction and infrastructure company
- ✓ **C-Level Leader** Held multiple executive management positions at Primoris Services Corporation
- ✓ **Prior Board Service** Track record of successful service on public company boards, including in the industrials sector

UNLIKE THE INCUMBENT BOARD, OUR SLATE WILL INSTALL A HIGHLY-QUALIFIED, ALIGNED CEO

Installing Mr. Hutter as Synalloy's interim CEO would mean the Company finally has a leader with experience successfully operating industrial manufacturing businesses



CHRIS HUTTER

- ✓ Prior c-level experience
- ✓ Prior metals, manufacturing, distribution and logistics experience
- ✓ Proven business builder that has grown UPG to $725+ million in revenue in under six years
- ✓ Strong track record integrating acquired businesses into a holding company in a profitable manner
- ✓ Strong customer, vendor and banking relationships that can benefit Synalloy
- ✓ Firmly aligned with Synalloy stockholders



CRAIG BRAM

- x No prior c-level experience at a sizable organization
- x No prior metals or chemicals experience
- x No track record of successfully operating industrial companies
- x Has never previously served on a public company board
- x Has various undisclosed business relationships with Chairman Murray Wright
- x Has earned nearly $1 million in average annual compensation as stockholders have suffered

---

By voting for all five of our nominees and reconstituting the Board, stockholders can:

- ✓ **Pivot to Mr. Hutter, who is far more qualified, capable and aligned with stockholders**

- x **Move on from Mr. Bram, who has made millions of dollars while destroying stockholder value**

UNLIKE THE INCUMBENT BOARD, WE HAVE MADE COMPLETE DISCLOSURES AND CLEAR COMMITMENTS

We will always communicate transparently with stockholders and plan to put an end to the Board's history of backroom dealings with no disclosures

KEY FACTS PERTAINING TO PRIVET AND UPG

✓ Privet and UPG have no current or future plans to acquire Synalloy or any of its assets

✓ Privet and UPG have no financial relationship outside of being members of the Stockholder Group to invest in and improve Synalloy

✓ Privet and UPG have completely disclosed all of the facts surrounding their history and involvement with Synalloy

✓ UPG does not compete with Synalloy in any category or vertical, and will not in the future

✓ Mr. Hutter does not currently hold an executive leadership role at any company other than UPG

✓ Privet sought to avoid a proxy fight by engaging with Synalloy in late 2019 about obtaining two seats on the Board – but was rebuffed

CORE COMMITMENTS MADE BY OUR SLATE

✓ Mr. Hutter will step away from UPG to devote 100% of his professional time to Synalloy if he becomes interim CEO

✓ For all outsourcing initiatives contemplated in our plan, we commit to running competitive RFP processes and retaining the lowest-cost, highest-quality service providers

✓ Our nominees commit to establishing an audit committee comprised entirely of independent directors to negotiate and approve any related party transactions

✓ If elected to the Board, Mr. Hutter plans to recuse himself from any boardroom discussions and decision-making pertaining to Synalloy's potential use of UPG's resources

ANY "CONFLICTS" IN THIS CONTEST SEEM TO EXIST IN SYNALLOY'S BOARDROOM AND C-SUITE

We believe Chairman Murray Wright, CEO Craig Bram and General Counsel Robby Peay have forged a value-destructive web of cronyism at Synalloy spanning two decades, running this public Company as though it is their own private partnership


Murray Wright
AVITAS CAPITAL
Jon Hottinger
Henry Guy
Wright Robinson Osthimer & Tatum LLP
ACUITY ELM
BB&T
THE McCAMMON GROUP
BIZPORT
Synalloy
Craig Bram
LECLAIR RYAN
Horizon Capital Management, Inc.
Robby Peay

Source: Murray H. Wright's biography in Company's 2015, 2019, 2020 proxy statement; Synalloy Company filings; Public filings; Pitchbook.

ANY "CONFLICTS" IN THIS CONTEST SEEM TO EXIST IN SYNALLOY'S BOARDROOM AND C-SUITE (CONT.)

01. 02. 03. 04.

The Clear Path to a Stronger Synalloy

Messrs. Wright, Bram and Peay have been forming businesses together for decades, without properly disclosing the interlocks of these side ventures to Synalloy stockholders

BizPort – Messrs. Wright, Bram and Peay ran BizPort for the last decade and continue to serve on the board of directors even now that they are all at Synalloy

Acuity – *(f/k/a as TrialNet)* – Messrs. Wright and Bram had overlapping tenures at the firm, with Mr. Bram serving as CFO and Director, and Mr. Wright serving as Chairman of the Board (undisclosed)

Wright Robinson – Messrs. Wright and Bram previously worked together at the firm (undisclosed) and then repeatedly hired LeClairRyan – its successor firm – to work on Synalloy's deals before it went bankrupt

Horizon Capital – Mr. Bram continues running an opaque private investment firm <u>out of Synalloy's offices in Glen Allen, Virginia</u>, even as his mismanagement at Synalloy costs stockholders tens of millions in value
- What assurances do Synalloy stockholders have that there is not an overlap in what Mr. Bram invests in at Horizon?

Avitas Capital
- Messrs. Wright, Bram and Peay previously worked together at Avitas, an investment banking firm, while they were involved with Synalloy
  - Mr. Bram was Principal and Managing Member at Avitas after he became Synalloy's CEO
- Avitas also employed Mr. Wright's former partner John McCammon, who created the McCammon Group with Mr. Bram and shared office space with Avitas
- Mr. Wright and Mr. Bram employed Jon Hottinger at Avitas after Mr. Hottinger worked for director Henry Guy and while Mr. Hottinger <u>simultaneously</u> worked for Synalloy (apparently nearly every Avitas employee also found his way to Synalloy)

The McCammon Group – McCammon Group, which was founded by Mr. Bram and Mr. Wright's ex-partner John McCammon, shared an address with Avitas (Mr. Wright's and Mr. Bram's abovementioned side venture)

BB&T – BB&T Capital Markets, where Mr. Hottinger now works, is Synalloy's lender and equity capital markets advisor, while BB&T Scott & Stringfellow advises many Synalloy stockholders

Source: Murray H. Wright's biography in Company's 2015, 2019, 2020 proxy statement; Synalloy Company filings; Public filings; Pitchbook; https://reports.adviserinfo.sec.gov/reports/ADV/115815/PDF/115815.pdf

SYNALLOY'S SECRETS: CHAIRMAN WRIGHT AND CEO BRAM HAVE A 20+ YEAR HISTORY OF UNDISCLOSED FINANCIAL RELATIONSHIPS

We believe that Mr. Bram's numerous side deals and separate business ventures with Chairman Wright surely helped Mr. Bram take not only a Board seat, but the CEO position at Synalloy













Craig Bram
CEO





Synalloy

Undisclosed

Undisclosed

Under-disclosed

Undisclosed

Undisclosed

Murray Wright
Chairman



Synalloy

SYNALLOY'S CUMULATIVE VOTING SMOKESCREEN IS AN INSULT TO STOCKHOLDERS' INTELLIGENCE

The only way stockholders can realize the benefits of our strategic plan and Mr. Hutter's leadership is to vote on the <u>WHITE</u> Proxy Card for all five of our nominees

<u>The case for meaningful change is clear – voting on the Blue card is "doubling down" on directors who are responsible for:</u>

Staggering Long-Term Stock Price Underperformance of 383%	**Dangerously High Leverage of 6.8x LTM Adjusted EBITDA**	**Reckless Spending on Acquisitions and CapEx of $164 Million Under Mr. Bram**
Wasting Cumulative Cash Totaling $26 Million in Recent Years	**Tolerating Excessive Corporate Costs of $8.4 Million in 2019**	**Missing Guidance 4 of the Past 5 Years, Including by an Egregious 60% in 2019**
	Squandering Nearly $1 Million Per Year on Compensation for Mr. Bram	**Failing to Disclose Multiple Conflicts Involving Mr. Bram and Chairman Murray Wright**

PRIVET FUND | UPG

Note: Since Mr. Bram took over as CEO in 2011, Synalloy has underperformed the NASDAQ 100 Non-Financial Index by 383%, calculated as of 06/05/20. <u>Source:</u> Company filings.

IT IS CLEAR THE MARKET HAS <u>NO CONFIDENCE</u> IN THE INCUMBENT BOARD AND MR. BRAM

Following the release of Synalloy's recent investor presentation, which failed to lay out a coherent plan, <u>Synalloy's stock price dropped nearly 10%</u>



Price Performance on June 4, 2020

Company	Performance
Venator Materials PLC	17.1%
Ryerson Holding Corp	8.4%
Worthington Industries Inc	6.5%
Insteel Industries Inc	4.3%
Northwest Pipe Co	2.0%
Olympic Steel Inc	1.7%
USAP	0.6%
Trecora Resources	0.1%
Hawkins Inc	0.1%
Russell 2000 Index	0.0%
Ingevity Corp	(3.0%)
Synalloy Corp	(9.2%)

Fortunately, stockholders do not have to live with these dismal results – a stronger Synalloy and significant value creation can be achieved by voting for all five of our nominees on the <u>WHITE</u> Proxy Card

PRIVET FUND   UPG

11



02.

EXPOSING SYNALLOY'S
MISREPRESENTATIONS
AND OMISSIONS

SYNALLOY IS CHERRY-PICKING TIME PERIODS TO TRY TO HIDE DISMAL LONG-TERM PERFORMANCE

We have never seen such a blatant attempt at performance cherry-picking, with the incumbent Board effectively halting time after Synalloy's best results in 2018 and pretending like the ensuing year-and-half did not occur

- If Synalloy would have used a defensible and recent ending period, such as 12/31/2019 (pre-COVID and pre-Stockholder Group purchases) or the present date, the Company's woeful long-term underperformance becomes strikingly obvious


TOTAL SHAREHOLDER RETURNS EXCEED PEERS THROUGH 2018
TSR Since Craig Bram Became CEO (1/21/2011 to 12/31/2018)
S&P Small Cap 600 Steel -68%
2019 ISS Peer Group 6%
Privet's Peer Group 81%
Metals Peers 4%
Proxy Peers 20%
Synalloy 66%
-80% -60% -40% -20% 0% 20% 40% 60% 80% 100%
TSR Five Years (12/31/2013 to 12/31/2018)
S&P Small Cap 600 Steel -70%
2019 ISS Peer Group 2%
Privet's Peer Group -1%
Metals Peers -14%
Proxy Peers -14%
Synalloy 17%
-80% -70% -60% -50% -40% -30% -20% -10% 0% 10% 20% 30%

Next time you watch a marathon, the Synalloy Board wants you to look for the medal given to the runner who has the best Mile 16 time!

Source: Company filings.

SYNALLOY IS CHERRY-PICKING TIME PERIODS TO TRY TO HIDE DISMAL LONG-TERM PERFORMANCE (CONT.)

The best performance "accomplishment" Synalloy can tout is it did not lose as much as one would think in its Chemicals Segment during the arbitrary 2014-2017 time period


SPECIALTY CHEMICALS BUSINESS
Our Specialty Chemicals business was
Synalloy acquired Manufacturers Chemicals
CRI Tolling in 2013
Synalloy's Specialty Chemicals Segment provides the Company with a less volatile revenue stream than the Metals business
In late 2014, this business lost a key customer, who determined to insource product after a LBO
Replacing the volume was difficult, and revenue fell
But, even as volume and revenue fell in 2015-16, we managed through the lo
this key customer, cut costs and increased EBITDA margins
The acquisition of CRI provided expansion capacity for new business ar
redundant support for existing business
2019 revenue was up 125% and EBITDA was up 178% since the business w
acquired*
With several new products going int
effective March 1, 2020
MANAGEMENT CONTROLLED COSTS AFTER LOSING MAJOR CUSTOMER
-26%
-13%
2014
2017
REVENUE
2014
2017
EBITDA
* Adjusted for sale

The results below are the reality of what has been "accomplished" over the past five years


Chemicals Segment Operating Income
$ in millions
$6.1
$5.7
$4.7
$4.4
$4.0
$2.8
2014A
2015A
2016A
2017A
2018A
2019A

This is not attributable to any external "market declines" – as those have not existed – but purely due to leadership ineptitude

Source: Company filings.

THE BOARD CANNOT RUN FROM THE UNFORTUNATE TRUTH – A LOST DECADE FOR STOCKHOLDERS

Since Craig Bram became CEO nearly a decade ago, the Company's shares have dramatically underperformed, trailing the Company's own broader market benchmarks by **383%** and **129%**



Total Stockholder Return Over Bram Tenure

Legend: Synalloy — Russell 2000 — Nasdaq 100 Non-Financial

Values: 369.6%, 115.9%, (13.5%)

Note: Performance as of 6/5/2020

THE BOARD IS MAKING ABSURD EXCUSES FOR POOR 2019 PERFORMANCE

Management wants stockholders to believe that since Synalloy performed so poorly in 2019, it was like the year never existed

- The incumbent Board and its advisors want stockholders to believe that all industry participant stocks had an aberration in the year 2019 and, therefore, should not be held accountable

- Ironically, the Board's entire argument is undercut by Synalloy's very own chart, showing that Synalloy's stock performance was down 22% in 2019 while all relevant (and some very irrelevant) comparisons were quite positive

- The reality is that Synalloy had a terrible operational and financial 2019 compared to peers

  - In 2019, Synalloy's EBITDA margins declined 770bps, while the peer group EBITDA margins only declined 90bps

- **2019 fully exposed management as poor operators – the incumbent Board is trying to shirk responsibility and "hide the ball"**





Source: Public filings.

SYNALLOY'S STOCK IS AT ITS VERY LOW LEVEL DUE TO LEADERSHIP INEPTITUDE

The incumbent Board blames 2019 performance on industry turmoil, but it is clear the market punished (and remains wary of) Synalloy due to its ballooning leverage



Note: Performance as of 6/5/2020. Source: Public filings.

THE BOARD'S FEAR-MONGERING IS GEARED TOWARD MISLEADING STOCKHOLDERS ABOUT OUR PLAN...

Synalloy's presentation is ripe with unsubstantiated fear-mongering about how electing our slate and installing Mr. Hutter will "integrate" Synalloy with UPG

- **THE REALITY:** Mr. Hutter intends to step away from UPG and devote 100% of his time to being the interim CEO of Synalloy

- **THE REALITY:** Under our plan, no other members of UPG management will be involved with Synalloy

- **THE REALITY:** Synalloy will greatly benefit from selling products to new customers that Mr. Hutter knows from his UPG tenure

- **THE REALITY:** When the reconstituted Board works to outsource Synalloy's inefficient "in-sourced" corporate services, all of its outsourcing initiatives will include competitive RFP processes that result in only the lowest-cost, highest quality providers being selected

- **THE REALITY:** The reconstituted Board will establish an independent audit committee, comprised of directors with absolutely no ties to Privet or UPG, to review any potential related party transactions

- **THE REALITY:** Mr. Hutter has committed to recusing himself from any Board discussions that involve Synalloy's potential use of UPG's resources

- **THE REALITY:** Contrary to Synalloy, which is trying to distract from its history of interconnected relationships and abysmal track record of value destruction, our nominees have nothing to hide and will remain open and transparent

Why does the incumbent Board insist on dismissing qualified individuals and rejecting potentially beneficial resources that can help create stockholder value?

...AND TRYING TO DISTRACT FROM THE FACT THAT THE COMPANY HAS NO VIABLE PLAN OF ITS OWN

In Synalloy's 79-page investor presentation, the "Strategic Plan" section consists of only 5 slides (including one featuring a letter from a stockholder)

- In contrast to our heavily-researched and highly-detailed operational plan, the Company provides absolutely no examples of tangible steps it will take to increase stockholder value
- There are three pages of extremely generic, "business school" slides that say things such as "continuously strive for process improvements" and "review corporate costs"
  - **The corporate costs have already been reviewed and we have a plan to dramatically reduce them**
- The Company hedges yet again, by saying that even though it has a "strategic plan," the Board is committed to retaining an investment bank to sell all or parts of the Company
  - If this is the actual plan, how is a sale any time in the near future supposed to create value?
  - Where are the details?
  - Why would the exact same Board that rejected $18.50 per share less than one year ago now want to sell the Company when it will likely not receive anywhere near $18.50 under the current regime?

Synalloy's "plan" has absolutely no details


SYNALLOY'S CORE STRATEGIC OBJECTIVES
ACHIEVE PROFITABLE GROWTH
through organic initiatives and disciplined acquisitions
Grow market share and maintain market leadership position, which drives capacity utilization and lowers costs
Pursue diversification and scale opportunities that reduce Synalloy's exposure to the business cycle
Show consistent growth in profitability across each
peak and valley in the business cycle
CONTAIN COSTS
in each business unit and in corporate overhead
Continuously strive for process improvements and supply chain efficiencies
Review corporate costs on a regular basis to ensure efficient operations
OPERATE SAFELY AND IN COMPLIANCE
with all workplace and environmental regulations
A safe work environment is critical for our continu
success, employee morale and loyalty and our co
Strive for zero injuries through continuous review
and improvements
Strict adherence to environmental and other rele
regulations to ensure "license" to operate
ACQUISITION-RELATED INITIATIVES TIE TO OUR CORE STRATEGY
Drive profitable growth through targeted complementary product lines and end markets
Leverage the existing sales teams to sell familiar products into currently served markets (e.g., Bristol Metals – Munhall*, ASTI, CRI)
Reduce exposure to infrastructure spend business cycle by opening new end markets (e.g., ASTI and SPT)
Pursue galvanized tubing, ornamental stainless steel tubing, smaller diameter pipe and tube capabilities, and similar chemistries
Drive lower costs by targeting comparable manufacturing processes, where we can bring (or gain) scale or best practices
Realized synergies from aggregating raw material purchases and key supply purchases (e.g., Bristol Metals and ASTI; Manufacturers Chemicals and CRI)
Manufacturing capabilities that reduce costs (e.g., Bristol Metas – Munhall* laser mills)
Opportunities to share best practices
Reduce the exposure to nickel prices with faster inventory turns (ASTI) or carbon products (SPT)
Welding, annealing and finishing
Reactor and blending for the Specialty Chemicals Segment
Protect the balance sheet by maintaining discipline in valuing acquisitions
Pay less than 6 times trailing EBITDA, with realized synergies bringing the final purchase price to 5 times or less

Despite being in place for nearly a decade, Synalloy's leaders cannot share any logical or tangible steps they are taking to create value for stockholders

THE BOARD HAS CHERRY-PICKED "PEERS" IN AN ATTEMPT TO MISLEAD STOCKHOLDERS

Cherry Picked Peers	Why This is NOT a Relevant Peer	Product Examples



HOUSTON WIRE & CABLE COMPANY

Houston Wire & Cable (NASDAQ: HWCC)

- x Distributor of electrical and mechanical wire and cable – **no steel, chemicals or pipe/tube products at all**
- x HWC sells its products to rigging wholesalers, electrical wholesale distributors, international markets and fastener distributors





MEDIUM VOLTAG
2.4kV - 35kV
Shielded, Non-Shielded, EPR,
Steel Pipe?

LBFoster

LB Foster (NASDAQ: FSTR)

- x Approximately 80% of FSTR's revenue comes from its **rail products and services and construction products segments**
- x Focused on strategic evolution toward rail technologies like LIDAR obstacle detection and Friction Management Wayside Systems





Rail Products
Steel Pipe?

STEEL PARTNERS

Steel Partners Holdings (NYSE: SPLP)

- x Holding company with public and private interests in multiple industries
- x Focused on banking, manufacturing, energy, sports, defense and financial subsidiaries
- x We estimate **less than 20% of revenue in steel pipe/tube**





HandyTube, IndianaTube: ***~20% Steel Pipe***



WebBank, JPS Composite Materials, MTI: ***~80% Unrelated***

GRAHAM ENGINEERING ANSWERS

Graham Corp. (NYSE: GHM)

- x Products are **not even remotely related to pipe and tube or chemicals**; 33% of revenue outside of the U.S.
- x Equipment helps produce nuclear propulsion power systems for the U.S. Navy which consist of ejectors and vacuum pumping systems as well as surface condensers used in refining



Steel Pipe?
Vacuum Sy ems
and Heat Transfer Products

THE BOARD COMPLETELY GLOSSED OVER HOW IT WILL AVOID FINANCIAL DISTRESS

The Company's debt balance remains dangerously high, especially as Synalloy's earnings continue to decline. Rather than proffer a solution, management's response was that 2019 was "a difficult year"

- Current management is responsible for taking the Company's debt from zero to $77.7 million as of March 31, 2020, or **6.8x LTM Adj. EBITDA**

- Instead of laying out a clear plan to quickly reduce its debt, management commented that "leverage always goes up" and hollowly targeted lower leverage levels without explaining *how* it plans to achieve this

- **Synalloy still has not articulated its approach to reducing debt and avoiding covenant breaches**



Net Leverage

2010A	0.0x
2011A	1.2x
2012A	3.6x
2013A	2.3x
2014A	1.4x
2015A	2.3x
2016A	4.2x
2017A	2.1x
2018A	2.2x
2019A	5.6x
LTM	6.8x

THE BOARD HAS NOT EXPLAINED HOW IT WILL DECREASE SYNALLOY'S BLOATED EXPENSES

Synalloy claims that its SG&A expenses are "in-line with peers" and have been "managed well" – but the facts speak for themselves

Synalloy's Unsubstantiated Claim

x "Synalloy has managed its corporate costs and selling and marketing expenses well"

x "Synalloy's 2019 SG&A expense is already lower than peer companies"

Indisputable Facts

2019 SG&A as a Percentage of Sales


14.1%
12.6%
10.7%
10.6%
9.4%
9.0%
8.5%
8.4%
Median = 8.8%
6.7%
6.6%
5.4%
Ryerson Holding Corp
Ingevity Corp
Synalloy 2019
Hawkins Inc
Trecora Resources
Worthington Industries Inc
Venator Materials PLC
USAP
Olympic Steel Inc
Northwest Pipe Co
Insteel Industries Inc

x "Privet and UPG have identified no 'non-essential' spending at Synalloy and we do not believe there is any"

We have never seen a company claim it has no non-essential spending, but perhaps we have a different view of how "essential" Synalloy's plane and excessive professional fees are



Source: Public filings.

THE BOARD HAS ABSOLUTELY NO REGARD FOR THE TRUTH ABOUT ITS TRACK RECORD

Synalloy's current leadership appears content to squander any trust it may have had with stockholders by *saying* and *doing* anything to avoid losing this election contest

Synalloy's Unsubstantiated Claim	Indisputable Facts
x The Company has missed guidance for five straight years, including by 60% in 2019 because "volume and pricing are difficult to forecast"	✓ Yes, sometimes running a business can be difficult… but stockholders deserve better than disingenuous excuses for inconsistent and abysmal performance
x "CEO Bram has extensive management experience, including at complex manufacturing businesses"	✓ Mr. Bram's prior "management experience" consists of a print shop, a financial services company, a mediation firm and an electronic billing company – none of which appear to be even 1/10th the size of Synalloy
x "We believe Synalloy is the most efficient welded stainless steel pipe manufacturer in the United States"	✓ This is completely unsubstantiated and is based on what exactly? Not on financial results…
x "A significant portion of executive compensation is tied directly to performance metrics"	✓ Mr. Bram has received a bonus EVERY SINGLE YEAR he has been CEO, even in the Company's admitted "difficult year" in 2019 in which he received ~$600k in stock awards and cash

OUR THOUGHTFUL PLAN VS. NO PLAN WHATSOEVER

Our plan contains well-reasoned and detailed initiatives that can be executed immediately to provide value creation

OUR PLAN

✓ **Prioritize Immediate Strategic Revenue Opportunities**

- Utilize extensive experience to drive cross-selling opportunities across metals business units
- Implement targeted sales tactics within the Chemicals Segment to increase volume and utilization

✓ **Pursue Operationally-Focused Gross Profit Enhancements**

- Unlock supply chain savings under coordinated logistics strategy
- Improve inventory management
- Realize manufacturing efficiencies
- Restructure plant-level accounting policies and incentive compensation

✓ **Remove Non-Economic and Wasteful SG&A Spending**

- Eliminate non-essential, discretionary spending
- Work to improve and consolidate back office functions
- Reduce bureaucracy and enhance culture of data-driven decision making

INCUMBENT PLAN

X **Continue Operating Without a Credible, Well-Articulated Strategy in the Immediate-Term**

X **Pursue a Strategic Alternatives Process Right as the Pandemic Crisis Ends...**



The Board has shown stockholders no value creation plan other than a hypothetical sale process that is all but certain to fail...



03.

SETTING THE RECORD STRAIGHT ABOUT PRIVET, UPG AND OUR SLATE

UNLIKE THE INCUMBENT BOARD, OUR SLATE HAS THE DIVERSE PEDIGREES SYNALLOY NEEDS RIGHT NOW

Synalloy's low-road efforts to mischaracterize our nominees and their experience cannot obfuscate the facts about our exceptional slate

Synalloy's Misleading Analysis of Our Slate

MISLEADING

QUALIFICATIONS AND EXPERIENCE	Christopher Hutter	Benjamin Rosenzweig	Andee Harris	Aldo Mazzafer[illegible]	John Schauerman
Age	40	35	46	[illegible]	[illegible]
Public Company Leadership and Strategy					✓
Financial Management / Reporting / Audit		✓			✓
Finance / Banking					✓
Capital Markets / M&A				✓	✓
Manufacturing / Supply Chain / Log[illegible]	✓	✓			✓
Operations / Technic[illegible] (Metals / Chemicals[illegible]					
Corpora[illegible] Company[illegible]		✓			✓
Risk Manag[illegible]nt		✓			
Capital Allocation	✓	✓			✓
Legal and Regulatory					

[illegible]urce: Based on nominee bios in Privet/UPG proxy statement

The Facts About Our Slate

Qualification	Chris Hutter	Andee Harris	Ben Rosenzweig	Aldo Mazzaferro	John Schauerman
Public Board Experience			✓		✓
C-Level Experience	✓	✓		✓	✓
Capital Allocation	✓	✓	✓		✓
M&A	✓	✓	✓		✓
Industrials Experience	✓	✓	✓	✓	✓
Metals Expertise	✓			✓	✓
Operational Expertise	✓			✓	✓
Sizable Stockholder	✓		✓		

MR. HUTTER IS ALIGNED WITH STOCKHOLDERS AND UPG ONLY MAKES MONEY IF HE FIXES SYNALLOY

Unlike the incumbent directors, Mr. Hutter has purchased a significant amount of stock through UPG – and he currently has 7 million reasons to devote himself fully to Synalloy as interim CEO

WHY WOULD MR. HUTTER DEVOTE HIMSELF FULLY TO SYNALLOY?

Mr. Hutter is supposedly the leader of a $725 million revenue business owned by UPG
- Mr. Hutter claims he makes major contributions to the success of UPG's operating businesses
- But Mr. Hutter is prepared, according to Privet and UPG, to "devote 100% of his professional time to Synalloy"*

UPG has a $7 million investment in Synalloy, supposedly a smaller and less successful business than UPG**
- Even if Mr. Hutter and Privet could achieve their $25 target price for Synalloy stock, UPG would gain only $11 million

Wouldn't Mr. Hutter's time and claimed expertise be better focused on UPG's $725 million, supposedly successful business?
- At any reasonable multiple, Mr. Hutter would just need to improve UPG's margins **by a fraction of 1%** to increase the value of UPG by $11 million or more
- Conversely if UPG's revenue or margins without the services Mr. Hutter declined even a small amount, UPG would lose at least $11 million in value
- Why would Mr. Hutter divert his attention away from the operating businesses of UPG and completely devote himself to a $7 million investment?

We question whether Mr. Hutter is integral to the success of UPG's operating businesses; if he were, he would not rationally agree to devote 100% of his time to a small investment in Synalloy

* Privet / UPG presentation, June 2, 2020. ** Valued at the May 31, 2020 closing price of Synalloy stock.

Fact: An $11 million return is sizable where Mr. Hutter comes from
- It is arrogant and out-of-touch for the Board to chastise Mr. Hutter for wanting to protect and grow UPG's significant $7 million investment
- The Board should choose its words more carefully given all the value it has destroyed

Fact: Making successful minority investments in undervalued public companies is part of UPG's business model
- UPG's $7 million investment in Synalloy is important to Mr. Hutter and his co-founder, so he has ample reason to devote himself fully to Synalloy

Fact: Mr. Hutter was the co-architect of the strategy that grew UPG to more than $725 million in annual revenue in under 6 years
- Because UPG is a strong business (unlike Synalloy) and Mr. Hutter has a capable co-founder, he can devote 100% of his time to being interim CEO

EVEN THE INCUMBENT BOARD HAS GIVEN UP TRYING TO DISPUTE MR. HUTTER'S STRONG QUALIFICATIONS

Now that it is clear Mr. Hutter would be a far better CEO than Mr. Bram, Synalloy is peddling distortions and irrelevant fictions – none of which hold up to a fact check



Fact: Mr. Hutter left InSite in 2014
- Rather than make sure InSite's website was updated, Mr. Hutter spent the last 6 years building UPG into a business 2.5x Synalloy's size

Fact: The Stockholder Group did disclose UPG's minority investment in Ms. Harris' firm, Franklin Heritage
- This fact has been disclosed and was covered in the media months ago

Fact: The Stockholder Group's comprehensive disclosures cover its history and formation detail
- Privet and UPG have NEVER purchased stock together prior to forming and disclosing their group

Synalloy is wasting stockholders' capital on efforts to impugn Mr. Hutter's integrity and misrepresent his real estate LLCs



ANDEE HARRIS AND ALDO MAZZAFERRO BRING DESPERATELY NEEDED CREDENTIALS TO THE BOARD

PRIVET/UPG'S NOMINEE: ANDEE HARRIS
NOMINEE
What We Know
What We DON'T Know
Andee Harris
Age 46
Misleading
CRAIN'S
Franklin Heritage's incorporation document shows the same address as UPG
Principal Office
200 S. WACKER DR., STE 2650
CHICAGO, IL 606060000
Synalloy

PRIVET/UPG'S NOMINEE: ALDO MAZZAFERRO
NOMINEE
What We Know
What We DON'T Know
Aldo Mazzaferro
Age 66
Currently serves as Managing Partner of Mazzaferro Research
Misleading
We have had a significant slowing in the demand side since the middle of 2018 and it is continuing today. We don't see too much in the way of demand improving.
Bloomberg 11/12/19
Synalloy

Fact: Ms. Harris champions women and minority-owned businesses

Fact: Ms. Harris has earned a number of professional recognitions, including being named one of Chicago's most successful technology entrepreneurs and a Notable Woman in Manufacturing by Crain's

Fact: Prior to founding private equity firm Franklin Heritage, Ms. Harris was instrumental in developing cost-effective solutions that enabled expansion into high potential growth markets for multiple startup companies

Fact: Ms. Harris will fill multiple gaps in the boardroom as our slate looks to hold management accountable and create a coherent corporate culture at Synalloy

Fact: Ms. Harris currently serves as an adjunct professor at Northwestern University's Kellogg School of Management, the #3 business school in the country

Fact: Mr. Mazzaferro's experience for more than a quarter century in the steel and metals industries are wide-ranging, and are not limited to "carbon-based steel"

Fact: Mr. Mazzaferro held a number of senior roles focused on the steel and metals verticals at The Goldman Sachs Group, Inc. (NYSE: GS) and Deutsche Morgan Grenfell., Inc. the former securities and investment banking subsidiary of Deutsche Bank AG (NYSE: DB)

Fact: Mr. Mazzaferro's hands-on work in the metals industry has provided him the practical ability to understand the attributes that make these companies work and prosper

Fact: Mr. Mazzaferro's exceptional industry expertise and relationships from his long and distinguished career analyzing the metals industry will help address Synalloy's Metals Segment's margin deterioration

Source: https://www.usnews.com/best-graduate-schools/top-business-schools/northwestern-university-01071

BEN ROSENZWEIG AND JOHN SCHAUERMAN ARE PROVEN PUBLIC COMPANY DIRECTORS

PRIVET/UPG'S NOMINEE: BENJAMIN ROSENZWEIG
NOMINEE
What We Know
Benjamin Rosenzweig
Age 35
If elected, we expect Mr. Rosenzweig will demand to become Chairman of the Board
Partner at activist hedge fund Privet Fund
Can Mr. Rosenzweig objectively oversee the "integration" of Synalloy into the operations of his partner, UPG? After receiving UPG's support in this campaign, will he negotiate fair terms for Synalloy?
Mr. Rosenzweig was on the board of StarTek, Inc. from Sept. 2008 through Dec. 2018, and Chairman of the Audit Committee for five years before he left the board. The auditors discovered a material weakness in reviewing the company during its 2018 audit
Mr. Rosenzweig joins the Board
Extracted from StarTek's 10-KT filed 3-14-2019
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
"In our opinion, because of the effect of the material weakness...StarTek, Inc. and subsidiaries (the "Company") has not maintained effective control over financial reporting as of December 31, 2018...
Misleading
Synalloy

PRIVET/UPG'S NOMINEE: JOHN SCHAUERMAN
NOMINEE
What We Know
What We DON'T Know
John Schauerman
Age 63
Currently serves as a director on the board of Primoris Services Corp., a construction and infrastructure company, and on the board of Allegro Merger Corp, a blank check company organized to acquire other businesses
Previous board experience: Primoris Services Corp.
Personal use of Primoris' private jet
While on the Board of Primoris, Mr. Schauerman used Primoris' private jet for personal purposes in 2008 and 2010
In 2019, Primoris' board approved a 2-year consulting contract with a strategic advisor. The agreement provides for up to 100 hours of personal use of any company owned or leased aircraft per year
How is this personal use of corporate resources consistent with Mr. Schauerman's fiduciary duties to Primoris' shareholders?
Misleading
Synalloy

Fact: Mr. Rosenzweig is a more experienced public company director than any current member of Synalloy's failing Board

Fact: Even Synalloy's flawed and misleading analysis of the Stockholder Group's nominees acknowledges that Mr. Rosenzweig has an array of qualifications that would make him a valuable member of the Board

Fact: When Synalloy wanted to acquire Universal Stainless, Mr. Bram was the one asking Mr. Rosenzweig for support – the idea did not generate from Privet

Fact: It is baseless, misleading and offensive to claim that somehow Startek's short-lived accounting issue after Mr. Rosenzweig left the board sullies his track record of responsible oversight

Fact: Mr. Schauerman is an accomplished financial executive with extensive directorship experience advising many boards of successful companies

Fact: Mr. Schauerman was a key executive responsible for achieving the public listing of Primoris Services Corporation (NASDAQ: PRIM)

Fact: Mr. Schauerman has extensive M&A experience – he has been integral in the identification, negotiation, and execution of both public and private company acquisitions

Fact: Mr. Schauerman can improve operational processes and increase efficiency at Synalloy with his 30 years of professional experience as a senior executive along with his public board experience

REMEMBER THAT ONLY ONE SET OF NOMINEES HAS A REAL PLAN FOR ENHANCING STOCKHOLDER VALUE

The Privet/UPG slate has spent months developing a comprehensive plan that will enable our nominees and Mr. Hutter to achieve up to <u>$25 per share in near-term value</u>



PRIORITY #1
Immediate Strategic Revenue Opportunities

- ✓ Utilize extensive experience to drive cross-selling opportunities across metals business units
- ✓ Implement targeted sales tactics within the Chemicals Segment to increase volume and utilization

PRIORITY #2
Operationally-Focused Gross Profit Enhancements

- ✓ Unlock supply chain savings under coordinated logistics strategy
- ✓ Improve inventory management
- ✓ Realize manufacturing efficiencies
- ✓ Restructure plant-level accounting policies and incentive compensation

PRIORITY #3
Remove Non-Economic, Wasteful SG&A Spending

- ✓ Eliminate non-essential, discretionary spending
- ✓ Dramatically decrease support service costs
- ✓ Reduce bureaucracy and enhance culture of data-driven decision making

OUR PLAN CAN ONLY BE IMPLEMENTED IF ALL FIVE PRIVET/UPG NOMINEES ARE ELECTED



VOTE ON THE WHITE PROXY CARD FOR OUR FULL SLATE

www.StrengthenSynalloy.com